# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytomX Therapeutics, Inc., CIK 0001501989
CUSIP: 23284F105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 151 OYSTER POINT BLVD., SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001907884

## Reporting persons
- Kynam Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,966,077; sole dispositive power 0; shared dispositive power 8,966,077; aggregate amount beneficially owned 8,966,077 (5.29% of the class)
- Kynam Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,966,077; sole dispositive power 0; shared dispositive power 8,966,077; aggregate amount beneficially owned 8,966,077 (5.29% of the class)
- Yue Tang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,966,077; sole dispositive power 0; shared dispositive power 8,966,077; aggregate amount beneficially owned 8,966,077 (5.29% of the class)

## Item 1. Issuer
Name of issuer: CytomX Therapeutics, Inc.
Address of issuer's principal executive offices:
151 OYSTER POINT BLVD., SUITE 400, SOUTH SAN FRANCISCO, CALIFORNIA
94080

## Item 2. Person Filing
Name of person filing:
Kynam Capital Management, LP

Kynam Capital Management GP, LLC

Yue Tang
Address of principal business office or, if none, residence:
221 ELM ROAD
PRINCETON, New Jersey
08540
Citizenship:
Kynam Capital Management, LP - DELAWARE

Kynam Capital Management GP, LLC - DELAWARE

Yue Tang - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,966,077
Percent of class: 5.29
Sole power to vote or to direct the vote:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0
Shared power to vote or to direct the vote:
Kynam Capital Management, LP - 8,966,077

Kynam Capital Management GP, LLC - 8,966,077

Yue Tang - 8,966,077
Sole power to dispose or to direct the disposition:
Kynam Capital Management, LP - 0

Kynam Capital Management GP, LLC - 0

Yue Tang - 0
Shared power to dispose or to direct the disposition:
Kynam Capital Management, LP - 8,966,077

Kynam Capital Management GP, LLC - 8,966,077

Yue Tang - 8,966,077

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kynam Capital Management, LP: Yue Tang, Managing Member (03/04/2026)
- Kynam Capital Management GP, LLC: Yue Tang, Managing Member (03/04/2026)
- Yue Tang: Yue Tang, Self (03/04/2026)